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Exhibit 15.a

Consent of Independent Auditor

To the Board of Management of Akzo Nobel N.V.:

We consent to incorporation by reference in the Registration Statements on Form S-8 (File Nos. 033-36808, 333-06194 and 333-13280) of Akzo Nobel N.V. of our report dated February 6, 2006, relating to the consolidated balance sheets of Akzo Nobel N.V. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, and cash flows for each of the years in the two-year period ended December 31, 2005, and the related financial statement schedule, which report appears in the 2005 Annual Report on Form 20-F of Akzo Nobel N.V.

June 22, 2006

Arnhem, the Netherlands	KPMG Accountants N.V.